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FARM&NATURE is Shaping the Future of Food
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Create production-ready designs for the web
Website design

INVEST IN **TIDBE, INC**

A website builder—helping small businesses create websites ridiculously easy, fast, and affordable

tidbe.com New York, NY



Highlights

1. $100B market, with millions of small businesses still needing a website

2. Our goal: websites built in under an hour, aiming for 15 minutes leveraging AI

3   60%+ of the market relies on outdated CMS platforms, leaving room for a fresh solution

4   Led by a founder with 17 years in web design, development, and software innovation

Featured Investor



Omer Kol

Invested **$25,000** ⓘ

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Syndicate Lead
Founder & Business Leader in Home Renovation Industry
kolgranite.com

"I'm genuinely excited to support Tidbe and its visionary founder, Gurban. With his exceptional ability to lead and drive innovation, along with a team that is both deeply committed and strategically focused, I have every confidence that Tidbe is not only on the path to success but is also poised to make a significant impact on the industry. I'm honored to be part of this incredible journey and look forward to seeing the transformation they'll bring."

Our Team



Gurban Haydarov Founder, CEO/CTO

17 years of experience building websites of all kind. Custom, Wordpress, Wix, Shopify and others. Highly equipped with domain knowledge in them, and crafting software.



Sohbet Daneguly Senior Software Engineer

Specializes in transforming complex problems into elegant solutions. Has a deep mastery of JavaScript, React and Rails. Passionate about making the web saner place.



Serdar Haydarov Front-end Developer

Passionate about crafting engaging and simple web experiences. Strong background in web technologies. Specializes in building responsive, user-friendly templates.



Meryem Mametjan Visual Designer and Animator

Brings ideas to life through amazing visuals and dynamic storytelling. Exceptional drawing skills and a keen eye for detail. Passionate about design and animation.



Meret Meredov Front-end Developer

Strong background in all things web. Specializes in building user experiences and highly customizable UIs. Passionate about making beautiful designs.



Sevket Seyalioglu Business Advisor

Founder & CEO at Directful.com - Predicting Travel. Successfully raised 3M+ for Directful, and have excellent track record of building successful businesses.

Effortless Websites, Limitless Potential

Have you struggled to create a website that truly captures your brand's essence?

We're building a powerful, easy-to-use website builder that enables anyone to create beautiful, professional websites quickly — no technical knowledge required.

PROBLEM STATEMENT:



tidbe.
Problem Statement
The Market Pain Point
Building and publishing a website today is complex, time-consuming, and costly. Many businesses end up settling for poorly made websites, leading to missed sales and slower growth. No wonder nearly thirty percent of U.S. businesses still don't have a website. The result? Missed opportunities, lost trust, and weakened brand credibility.
tidbe.com
tidbe.
It doesn't have to be hectic to make a website
Minimal fuss, maximum impact.
Save your time, money and brain cells.
FARM&NATURE is Shaping the Future of Food

Typically, building a quality website requires professionals, complex tools, and significant time and money. Tidbe changes that by empowering anyone to create beautiful, professional websites—no expertise needed.

SOLUTION STATEMENT:

tidbe.
Solution
Tidbe offers a new approach to website building—

Tidbe offers a new approach to website building—
high-quality, professional designs with subtle
animations, all without the overwhelming
complexity.

Users can make easy adjustments to text, fonts,
images, and spacing, while we handle the technical
details like responsiveness.

By focusing on fewer but better controls, Tidbe
enables anyone to create a stunning website,
normally achievable only with a professional team."



Tidbe is designed to work seamlessly out of the box, with no need for
complex configurations or coding expertise. Every site is automatically
SEO-optimized, mobile-responsive, and crafted to look polished from
day one. By handling the technical side, Tidbe allows users to focus on
building their brand and content effortlessly.

MARKET OPPORTUNITY:

The website-building market, valued at around $100 billion, is
dominated by platforms like WordPress, which holds over %60 of the
market share. While powerful, WordPress is plagued by complexities —
plugin dependencies, constant need for updates, and high maintenance
requirements. Competitors like Wix and Squarespace aim to simplify
the process but have become costly and increasingly complicated, often
still requiring professional assistance. Tidbe is positioned to fill this gap,
offering a streamlined, affordable alternative that meets the demands of
a broad market segment, from small businesses to individuals seeking a
professional, hassle-free online presence.

tidbe.
Market
Opportunity




Opportunity
$100B+ Market untapped potential
Over 30% of US businesses still does not have a website.
Squarespace 3.1%
Wix 4.4%
Wordpress 62.4%
WordPress dominates but requires technical upkeep

TRACTION and VALIDATION:

Since entering beta just a few weeks ago, Tidbe has attracted tens of early adopters, validating the need for a simple, professional, and affordable website builder. Our early users are already experiencing the ease and impact of creating professional websites without the usual complexity.

"As someone who is less technical, using Tidbe was surprisingly simple to use. I grasped it in no time. Great platform." — Dimitry

"After using existing website builders for some of my client websites, using Tidbe was so simple. I was able to make a website in a day without much effort." — Melissa


tidbe.
Home Product Solutions Company
Get Started
It doesn't have to be hectic to make a website
Minimal fuss, maximum impact. Save your time, money and brain cells.
FARM&NATURE is Shaping the Future of Food
+ Add section
Reflections of Life
Create production-ready designs for the web
Website design

BUSINESS PLAN OVERVIEW:

Introduction

At Tidbe, we prioritize simplicity and value, offering a flexible subscription model designed to cater to a wide range of customer needs. Our approach ensures that everyone, from small businesses to individual creators, can find the right fit for their website needs.

Business Plan

• **Monthly Plan**: A straightforward subscription offering full access to our platform's features.

• **Tiered Options**: Various subscription levels to match different needs, including a lifetime plan for long-term value.

• **Done-for-You Service**: A premium option where our experts build your website for an additional fee.

• **Design Agency Services**: High-quality design solutions at competitive rates, tailored for small businesses.

• **Future Developments**: Upcoming features like e-commerce integration, AI-driven website building, and a template and graphic marketplace.

Milestones

Our roadmap includes strategic milestones to enhance Tidbe's capabilities and reach. In the coming months, we will introduce:

• **E-commerce Integration:** Empowering users to set up online stores seamlessly within Tidbe, without additional complexity.

• **AI-Powered Website Creation:** An intuitive, AI-driven setup process that allows users to create a personalized website with minimal input.

• **Template and Graphic Marketplace:** A curated marketplace where users can access a wide range of templates and graphic elements, offering expanded design options for customization.

Each milestone reflects our commitment to continuously improve Tidbe, giving customers innovative tools to build professional websites effortlessly. These developments position us for sustained growth while keeping our promise of simplicity and quality.

OUR TEAM:

Our team page on the Tidbe website highlights the passionate minds behind our mission. Each member brings unique expertise, from design and tech to business strategy, all committed to simplifying website creation. We're dedicated to building a platform that combines high-quality, professional design with ease of use, setting new standards in website building.

Tidbe is redefining website creation with a platform that combines simplicity, affordability, and professional design. Our flexible business model, strong market positioning, and clear roadmap for growth position Tidbe as a competitive alternative in a $100 billion industry. Backed by early traction and a passionate team, we're excited to empower more users to build websites without complexity. Tidbe is here to fill a market gap and offer a better, more accessible solution for website building.